Owners and Executive Officers

Direct Owners & Officers	Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. To update the information you must be entitled to file Form BD filings on behalf of your firm. **Click here** to view the list of system Administrators at your firm.

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
ZEMLYAK, JAMES MARK	DIRECTOR	08/01/2002	Less than 5%	Yes	No
NOLL, DOUGLAS WAYNE	PRINCIPAL OPERATIONS OFFICER	06/01/1995	Less than 5%	No	No
KAZEMBE, RITA STEPHANIE	CCO ADVISORY SERVICES	03/01/2011	Less than 5%	No	No
KRUSZEWSKI, RONALD JAMES	CHAIRMAN, CEO, PRESIDENT, AND DIRECTOR	08/01/2002	Less than 5%	Yes	No
FISHER, MARK	GENERAL COUNSEL - STIFEL FINANCIAL	06/01/2014	Less than 5%	No	No
OLSEN, JOHN GERALD	CHIEF COMPLIANCE OFFICER - PRIVATE CLIENT GROUP	05/01/2015	Less than 5%	No	No
AYD, PAUL JOSEPH	CHIEF COMPLIANCE OFFICER - FIXED INCOME CAPITAL MARKETS	05/01/2015	Less than 5%	No	No
STEGELAND, GARRY JOSEPH	CHIEF COMPLIANCE OFFICER - STIFEL FINANCIAL	07/01/2015	Less than 5%	No	No
HYDE, GINA ELIZABETH	CCO OF EQUITY CAPITAL MARKETS	08/01/2016	Less than 5%	No	No
SCHRICK, FREDERICK RICHARD	PRINCIPAL FINANCIAL OFFICER	08/01/2017	Less than 5%	Yes	No
BROOKS, PATRICK RODGERS	ROSFP - CAPITAL MARKETS	05/01/2009	Less than 5%	No	No
NESI, VICTOR JOHN	DIRECTOR	06/01/2018	Less than 5%	Yes	No
MELINGER, ADAM SCOTT	ROSFP - PCG	08/01/2019	Less than 5%	No	No
Domestic Entity					
STIFEL FINANCIAL CORP.	SHAREHOLDER	02/01/1982	75% or more	Yes	Yes
Foreign Entity					
No Information Available.					